Exhibit 99.3

Appendix 3Z

Final Director’s Interest Notice

Rule 3.19A.3

Appendix 3Z

Final Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	MOKO Social Media Limited
ABN	35 111 082 485

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Mr Greg McCann
Date of last notice	12 April 2016
Date that director ceased to be director	7 October 2016

Part 1 – Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities Direct Mr Gregory Ronald McCann and Mrs Jane Louise McCann 15,194,444 ordinary shares

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Z Page 1

Appendix 3Z

Final Director’s Interest Notice

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest

Note: Provide details of the circumstances giving rise to the relevant interest

Indirect

Florence Pty Ltd ATF McCann Superannuation Fund

Florence Pty Ltd ATF McCann Family Trust

Number & class of securities 15,194,444 ordinary shares 20,000,000 Performance Shares 750,000 ordinary shares

Part 3 – Director’s interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Appendix 3Z Page 2	11/3/2002